

Mail Stop 3561

February 19, 2010

Aaron D. Todd
Chief Executive Officer
Air Methods Corporation
7301 South Peoria
Englewood, Colorado 80112

> **Re: Air Methods Corporation**
> **Amendment No. 1 to**
> **Form S-3**
> **Filed January 29, 2010**
> **File No. 333-163467**

Dear Mr. Todd:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1.   We note that counsel's opinion regarding New York law is limited to "matters relating to the indenture." Please revise to confirm that this includes the units, rights, warrants, depositary shares and guarantees or provide an opinion of counsel which addresses the law governing these instruments.

2.   Refer to the penultimate paragraph. Please clarify that counsel is also expressing an opinion as to the obligations of the guarantors.

Exhibit 5.2

3.   Counsel may not attempt to limit reliance. As such, please have counsel remove the first sentence of the final paragraph.

Exhibit 5.3

4.   Counsel may not attempt to limit reliance. As such, please have counsel remove
        the penultimate paragraph.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202)
551-3412 if you have questions regarding these comments.

                                                Sincerely,

                                                Amanda Ravitz
                                                Branch Chief – Legal

cc: Lester R. Woodward, Esq.
        Fax: (303) 893-1379